Form 40-F
period 2025-12-31
INTERMAP TECHNOLOGIES CORP
filed 2026-04-01
CIK 1285170

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

Commission file number: 000-56743

Intermap Technologies Corporation

(Exact name of Registrant as specified in its charter)

Alberta, Canada	7374	88-6548544
(Province of other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

385 Inverness Parkway, Suite 105

Englewood, Colorado 80112

(303) 708-0955

(Address and telephone number of Registrant’s principal executive offices)

Intermap Technologies Corporation

385 Inverness Parkway, Suite 105

Englewood, Colorado 80112

(303) 708-0955

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

72,437,664 Common Shares as of December 31, 2025

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Not applicable

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Not applicable

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

Intermap Technologies Corp. (“Intermap” or the “Company”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING INFORMATION

This Annual Report on Form 40-F (this “Annual Report”) and the exhibits attached hereto contains forward-looking statements within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information,” “FLI”) within the meaning of the US Private Securities Litigation Reform Act of 1995. FLI reflects management’s expectations, estimates and projections concerning future events in relation to the Company’s business and the economic environment in which it operates.

These statements relate to management’s expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Intermap. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are typically identified by words such as “may”, “will”, “should”, “could”, “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, and similar expressions suggesting future outcomes, and includes statements that actions, events, or conditions “may”, “would”, “could”, or “will” be taken or occur in the future. These forward-looking statements may be based on assumptions that the Company believes to be reasonable based on the information available on the date such statements are made, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties, and other factors which may cause actual results, levels of activity, and achievements to differ materially from those expressed or implied by such statements. The forward-looking information contained in this Annual Report is based on certain assumptions and analysis by management of the Company in light of its experience and perception of historical trends, current conditions and expected future development and other factors that it believes are appropriate.

The material factors and assumptions used to develop the forward-looking statements herein include, but are not limited to, the following: (i) there will be adequate liquidity available to the Company to carry out its operations; (ii) payments on material contracts will occur within a reasonable period of time after contract completion; (iii) the continued sales success of Intermap’s products and services; (iv) the continued success of business development activities and contract renewals; (v) there will be no significant delays in the development and commercialization of the Company’s products; (vi) the Company will continue to maintain sufficient and effective production and software development capabilities to compete on the attributes and cost of its products; (vii) there will be no significant reduction in the availability of qualified and cost-effective human resources; (viii) the continued existence and productivity of subsidiary operations; (ix) demand for geospatial related products and services will continue to grow in the foreseeable future; (x) there will be no significant barriers to the integration of the Company’s products and services into customers’ applications; (xi) the Company will be able to maintain compliance with applicable contractual and regulatory obligations and requirements, and (xii) superior technologies/products are not developed that would render the Company’s current product offerings inferior or obsolete.

Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, international and political considerations, tariffs or other international trade disputes, environmental and social-related regulatory activity, the ability of our U.S. subsidiary to preserve and use U.S. net operating losses in the future as a result of ownership changes and artificial intelligence, including but not limited to those risks and uncertainties discussed under the heading “Risk Factors” in Intermap’s Annual Information Form filed as Exhibit 99.1 to this Annual Report, incorporated herein by reference, or the Company’s other filings with securities regulators, all accessible under the electronic profile of Intermap on SEDAR+ at www.sedarplus.ca. The impact of any one risk, uncertainty, or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent, and the Company’s future course of action depends on management’s assessment of all information available at the relevant time.

The forward-looking statements in this Annual Report represent the expectations of management as of the date hereof and, accordingly, are subject to change after such date. The Company disclaims any intention or obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

CURRENCY

The Company presents its consolidated financial statements in thousands of United States dollars unless otherwise specified. All dollar amounts in this Annual Report are stated in United States dollars (“$”), except where otherwise indicated.

CANADIAN ANNUAL DISCLOSURE DOCUMENTS

The following documents are filed as exhibits to this Annual Report and are incorporated by reference herein:

1. The Annual Information Form of the Company for the fiscal year ended December 31, 2025, which is filed as Exhibit 99.1 to this Annual Report (the “AIF”);

2. Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2025, which is filed as Exhibit 99.2 to this Annual Report (the “Annual Financial Statements”); and

3. Management’s Discussion and Analysis of the Company for the fiscal year ended December 31, 2025, which is filed as Exhibit 99.3 to this Annual Report (the “Annual MD&A”).

CERTIFICATIONS

See Exhibits 99.4, 99.5, and 99.6 to this Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

The information provided in the section entitled “Internal Controls and Disclosure Controls and Procedures” in the Annual MD&A filed as Exhibit 99.3 to this Annual Report, is incorporated herein by reference.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided in the section entitled “Internal Controls and Disclosure Controls and Procedures – Changes in Internal Control Over Financial Reporting” in the Annual MD&A filed as Exhibit 99.3 to this Annual Report, is incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2025, concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s audit committee is currently comprised of two members: Mr. Jordan Tongalson (Chair) and Mr. Philippe Frappier. Each member of the audit committee is a non-employee member of the Company’s Board.

The Board has determined that the Company has at least one “audit committee financial expert” (as defined under Item 407 of Regulation S-K) and the Company has designated Jordan Tongalson as its “audit committee financial expert”. In addition, each member of the Company’s audit committee is financially literate, as required by the Nasdaq rules and Canadian securities laws. All members of the Company’s audit committee are “independent” members of the Board, as required by the Nasdaq rules and Canadian securities laws.

CODE OF ETHICS

The Company has a “code of ethics” (as defined in paragraph (9)(b) of General Instruction B to Form 40-F) that applies to all the Company’s employees, officers and directors, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, and persons performing similar functions.

The Company’s Code of Business Conduct and Ethics, is filed as Exhibit 99.9 to this Annual Report, and is available without charge on the Company’s website at www.intermap.com or upon request from the Corporate Secretary, Intermap Technologies Corp., 385 Inverness Parkway, Suite 105, Englewood, Colorado 80112 (telephone (303) 708-0955).

During the fiscal year ended December 31, 2025, there have not been any waivers of, including implicit waivers of, any provision of the Code of Business Conduct and Ethics which is applicable to the Company’s Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, or persons performing similar functions and that relates to any element of the code of ethics definition enumerated in paragraph (9)(b) of General Instruction B to Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

MNP LLP (Auditor Firm ID: 1930) served as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2025.

KPMG LLP (Auditor Firm ID: 085) served as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024.

In aggregate, the billings by the Company’s independent registered public accounting firms for the fiscal years ended December 31, 2025 and 2024 equaled $1,075,476 and $322,225, respectively, as detailed below:

	2025			2024
	MNP	KPMG	Total	KPMG
Audit Fees (1)	$400,000	$275,000	$675,000	$253,000
Audit-related Fees (2)	42,121	280,500	322,621	Nil
Tax Fees (3)	60,750	17,105	77,855	69,225
All Other Fees (4)	Nil	Nil	Nil	Nil
Total	$502,871	$572,605	$1,075,476	$322,225

Notes:

(1) “Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) “Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) “Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) “All Other Fees” includes all other non-audit services.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The information provided in the section entitled “Audit Committee Information – Pre-Approval Policies and Procedures” in the AIF filed as Exhibit 99.1 to this Annual Report, is incorporated herein by reference.

100% of audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

None of the hours expended on the principal accountant’s engagement to audit the Company’s financial statements for the most recent fiscal year were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees.

OFF-BALANCE SHEET ARRANGEMENTS

The required disclosure is provided under the heading “Off-Balance Sheet Arrangements” in the Annual MD&A attached hereto as Exhibit 99.3 to this Annual Report, which is incorporated herein by reference.

CONTRACTUAL OBLIGATIONS

The information provided in the section entitled “Contractual Obligations” in the Annual MD&A filed as Exhibit 99.3 to this Annual Report, is incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Audit Committee is composed of Mr. Jordan Tongalson (Chair) and Mr. Philippe Frappier, as described under “Audit Committee Information – Composition of the Audit Committee” in the AIF filed as Exhibit 99.1 to this Annual Report.

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the Commission a written consent to service of Process on Form F-X. Any change to the name or address of the Company’s agent for service of process shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Company.

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form of the Company dated March 31, 2026.
99.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2025.
99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2025.
99.4	Chief Executive Officer certification required by Rule 13a-14(a).
99.5	Chief Financial Officer certification required by Rule 13a-14(a).
99.6	Certifications of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b).
99.7	Consent of MNP LLP (Auditor Firm ID: 1930).
99.8	Consent of KPMG LLP (Auditor Firm ID: 085).
99.9	Code of Business Conduct and Ethics dated May 17, 2021.
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover page formatted as Inline XBRL and contained in Exhibit 101

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

INTERMAP TECHNOLOGIES CORP.

/s/ Patrick A. Blott
Patrick A. Blott
Chief Executive Officer Date: March 31, 2026